                                                                                                                    EXHIBIT 12.1

                                               RATIO OF EARNINGS TO FIXED CHARGES

                                                          US Airways, Inc.
                                        Computation of Ratio of Earnings to Fixed Charges
                                                Six Months
                                               Ended June 30,                 Years Ended December 31,
                                               -------------  -----------------------------------------------------
                                                    1998       1997         1996        1995       1994         1993
                                                   ------     ------       ------      ------     ------       ------

                                                                    (in thousands except ratio amounts)
Earnings:
  Pre-tax income (loss)                           $496,279   $  673,229    $191,043    $ 37,398  $(716,183)   $(375,048)
  Add (deduct):
    Fixed charges:
      Interest expense                            $122,993   $  260,029    $283,936    $301,923  $ 285,846    $ 238,628
      Amortization of debt issue expense             4,537        2,684       2,844       3,724      4,300        2,346
      Interest factor in noncapitalized rentals    148,891      320,625     303,383     316,977    364,462      344,129
  Interest capitalized                             (17,687)     (11,582)     (8,398)     (8,781)   (13,760)     (17,754)
  Amortization of previously capitalized interest    5,064       10,269      10,286      10,238      8,802        7,423
                                                   -------    ---------     -------     -------   --------     --------

                                                  $760,077   $1,255,254    $783,094    $661,479  $ (66,533)   $ 199,724
                                                   -------    ---------     -------     -------   --------     --------

Fixed charges:
  Interest expense                                $122,993   $  260,029    $283,936    $301,923	  $ 285,846    $ 238,628
  Amortization of debt issue expense                 4,537        2,684       2,844       3,724      4,300        2,346
  Interest factor in noncapitalized rentals        148,891      320,625     303,383     316,977	    364,462      344,129
                                                   -------    ---------     -------     -------   --------     --------

                                                  $276,421   $  583,338    $590,163    $622,624	  $ 654,608    $ 585,103
                                                   -------    ---------     -------     -------   --------     --------

Ratio of earnings to fixed charges                     2.7          2.2         1.3         1.1          *            *

* For the years ended December 31, 1994 and 1993 earnings were not sufficient to cover fixed charges.
  Additional earnings of approximately $721 million for the year ended December 31, 1994 and $385 million for 1993, would have been required to achieve a ratio of 1.0.